Sibling Entertainment Group, Inc. 511 West 25th Street, 503 New York, NY 10001 Tel: (212) 414-9600 • Fax (212) 924-9183

September 21, 2006 by EDGAR

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

RE: Response to SEC Review Letter dated June 30, 2006.

Dear Mr. Humphrey,

First, I apologize profusely for the delay in the response of this letter. Our delay was predicated on our review of all prior periods as it relates to your question to determine if at anytime conditions were present that would cause us to reassess values.

In addition, I hope I’m appeal to our mutual needs, and so I would like your assistance to review and clear this last comment, so that we can quickly file our amended filings as well as file our current 10-KSB in sequence and on time before its due date September 29th.

Please find our response to your comment contained in your letter dated June 30, 2006 regarding the Form 10-KSB for the year ended June 30, 2005 for Sibling Entertainment Group, Inc. (SEGI).

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Form l0-KSB for the Year Ended June 30, 2005

Note 5 – Investment in Related Company Stock page F-12

1. Refer to Exhibit A of your letter dated April 1, 2006. Based upon the balances provided in you schedule, it appears that SEI earned a small amount of net income in the quarter ended March 31, 2006. However, as discussed in paragraph 25 of EITF 03-1, you should continue to rigorously assess your investment in SEI for impairment on an ongoing basis. The inability of an investee to sustain an earnings capacity which would justify the carrying amount of the investment is one evidence of a loss in value specified by paragraph 19h of APB 18. In this regard, we have reviewed your response to comment 5 of our most recent letter. Please note, when making you assessments, that the single sale of stock for cash to a major shareholder in recent periods will not qualify as objectively verifiable support for the recoverability of your investment.

We have reflected on your comment, and believe that we have continued to rigorously assess our investment in SEI for potential impairment. We believe that while SEI’s growth and future earning’s potential from new projects has been impaired, there has been no impairment to existing assets and projects already in development and the residual earnings potential from such assets.

We reviewed the timing of these events and their impact on SEI. At the time, SEI’s growth was impaired, restricting its future earning potential. SEI was able to dramatically reduce its corporate overheads increasing its ability to continue in spite of its limited future income from any new projects. Therefore, on March 31, 2006, we believe that any lost potential was exchanged and replaced by lower operating costs as SEI was able to post a slight profit after significant prior losses.

Nevertheless, we have continued to review the value and potential of SEI in the determination of the value of SEGI’s investment in SEI. We have continued to review the projects currently owned and one major asset still under development by SEI. The value of this asset cannot be fully realized for approximately 12-24 months. The other significant, valuable asset of SEI is its ownership of stock in SEGI. Although SEGI’s private offerings and stock prices have been fixed, the impending reverse merger with Sona Development Corp. (“Sona”), a publicly traded company, pursuant to a Subchapter “C” reorganization, provides both SEI and SEGI with the better ability to value SEGI’s stock value against a free-trading market, as discussed below.

SEI owns 6 million shares of SEGI. As of June 30, 2006, Sona was trading at approximately $0.50/share approximately, the same price per share of SEGI’s current stock offering or a value of $3 million dollars. SEGI owns approximately 3.8793% of SEI as of June 30, 2006. Therefore, the attributed value is approximately $116,379. Without placing any monetary value on any other assets owned by SEI, the value of SEGI’s ownership in SEI valued at March 31, 2006 of $350,000 will be reduced by $233,621, plus SEGI’s share of net equity losses through June 30, 2006 of $6,423 to final value of $109,956 as of June 30, 2006. We believe these values serve as “objectively verifiable” evidence of recoverability.

With your approval, we will proceed with this adjustment and immediately file all past and current filings as previously discussed in prior letter.

If you have any additional questions and comments, please do not hesitate to contact us.

Sincerely,

/s/ James S. Cardwell
James S. Cardwell, CFO

cc	Mitchell Maxwell, President Victoria Maxwell, Vice President Richard Bernstein, Director Joseph Sierchio, Esq., Legal Counsel